PRESS RELEASE

Warrantholder Files Litigation Against Hydrogenics regarding Proposed Share Consolidation

Mississauga, Ontario — February 25, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics” or the “Company”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that Alpha Capital Anstalt (“Alpha”) filed suit against Hydrogenics, Daryl Wilson, President and Chief Executive Officer of Hydrogenics, and Lawrence Davis, Chief Financial Officer of Hydrogenics, on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010.

Hydrogenics issued common shares and warrants to Alpha and another institutional investor in a registered direct offering (the “Offering”) completed on January 14, 2010.  The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between Hydrogenics, Alpha and the other institutional investor. Under the terms of the Offering, Alpha and the other institutional investor each paid US$2,500,000 for 6,250,000 common shares, 2,991,943 series A warrants and 3,258,057 series B warrants of the Company.

In its complaint, Alpha alleges that the Company’s proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims.  Alpha is seeking damages of at least US$2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least US$1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. Hydrogenics believes that the claims are without merit and Hydrogenics will take such action as is advised to protect the Company’s interests.

Hydrogenics has also received a letter from the other institutional investor making similar allegations but no suit has been filed.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com